Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

FILE NO: 82-3806 03 JAN 14 AM 8:07

6 January 2003

Office of International Corporate Finance
Securities and Exchange Commis[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03003595

SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Registered in England No. 224814
Registered Office: Felcourt, East Grinstead RH19 2JY

Full Text Announcement

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Trading Statement
Released	07:00 3 Dec 2002
Number	5665E

b/f 2/1/03 – for SEC

3rd December 2002

TRADING STATEMENT FOR THE TEN MONTHS ENDING 31ST OCTOBER 2002

RENTOKIL INITIAL CONTINUES TO DELIVER STRONG GROWTH

Sir Clive Thompson, Chairman and Chief Executive of Rentokil Initial, said today:-

"I am pleased to report that trading for the first ten months of this year has continued to be encouraging with turnover and profits before tax in line with our expectations. Earnings per share have continued to show excellent growth in line with our expectations.

Specifically, at constant average exchange rates for 2001, turnover has increased by 7.9% and profits before tax by 9.5% over the first ten months of last year. This performance is comfortably meeting the medium term growth opportunity which we stated in 2000 at the time of the major restructuring of the company. As expected, these results, and those for the full year, are likely to be adversely affected when translated at current rates of exchange for foreign currencies.

Hygiene Services grew by 3.7% in turnover with similar growth in operating profits, continuing to be driven by strong performances in Continental Europe. UK Hygiene, which has been performing disappointingly, is now under the direct management of James Wilde, Chief Executive Designate, with new senior management in place.

Turnover in Security Services increased by 10.7% and while the growth in operating profits was lower, due to the mix between electronic and the lower margin manned guarding, it was nonetheless good. Continental Europe and North America produced excellent performances with the UK growing strongly.

Pest Control Services increased turnover by 4.0% with similar growth in operating profits arising from good performances in Continental Europe, North America and Asia Pacific and Africa, with sound growth in the UK.

Tropical Plants Services declined in turnover by 3.1% with a somewhat larger regression in operating profits. Although Continental Europe turnover growth was excellent, North America, Asia Pacific and Africa, and UK remain disappointing.

Conferencing turnover grew by 3.4% with a flat performance in operating profits. The new 30 year civil service contract is developing well.

Parcels Delivery turnover was up by 30.0% with, similarly, excellent growth in operating profits. UK continued

to perform excellently, with turnover up by 12.3%, as did our Southern African business, although the latter will be substantially impacted by currency devaluation in the full year trading results.

Facilities Management turnover grew by 6.9% with good growth in operating profits but, as expected, growing more slowly.

Since the beginning of the year 12 bolt on acquisitions have been made in our Hygiene, Security, Pest Control and Tropical Plants businesses at a total cost of some £33 million. These businesses represent £27 million of annual turnover.

Cash generation has continued to be strong.

Since August, as part of our share buy-back programme, 15.2 million shares have been purchased at an average price of 211p. Using current borrowing rates and market expectations for earnings per share in 2002, share purchases are accretive to earnings per share up to 451 p per share.

Prospects for the Full Year 2002

For the full year, we expect to continue to generate strong operating cash flow and good organic growth in turnover and pre-tax profits. The Board is confident that 2002 will show excellent growth in earnings per share over the 13.3p achieved in 2001, in line with market expectations."

Prospects for 2003

James Wilde, Chief Executive from the beginning of 2003, said today:-

"Since June 2002 I have been responsible for all our operations on a day to day basis and have been carrying out a detailed business review, the outcome of which I will report to the market at the time of our Preliminary Results announcement on 27th February 2003. This will address the following areas:-

1) The company organisation structure.

2) Ongoing efficiency improvements, concentrating on service provision.

3) Continuation of our improvements in sales and marketing and procurement.

2003 will see us continue with our strategy to:-

* drive turnover from continued organic growth.

* make bolt-on acquisitions primarily in Hygiene and Security in North America and Continental Europe.

* maintain and, where possible, improve profit margins.

* generate strong cash flow.

On this basis, we aim for strong growth in turnover, profits before tax and earnings per share in 2003, which could be further enhanced by the continuation, as planned, of our share buy-back programme."

Note

The above statement is made based on unaudited management accounts and at constant rates of exchange, these being the average rates of exchange for foreign currencies for the year 2001, as used in the 2001 Annual Report.

END

For further information please contact:-

Sir Clive Thompson

Chairman and Chief Executive

J C F Wilde

Chief Executive Designate

R C Payne

Finance Director

C D Grimaldi

Corporate Affairs Director

Telephone: 01342 833022

END

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PW

Rentokil Initial

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Direct Tel: +44 (0) 1342 830226
Direct Fax: +44 (0) 1342 835672
Email: rward-jones@rentokil-initial.co.uk
www.rentokil-initial.com

RWJ/DH

9th December 2002

AVS: 192810

The London Stock Exchange
Company Announcements Office
PO Box 119
London EC2P 2BT

Dear Sirs,

RENTOKIL INITIAL plc

I write to advise you of Rentokil Initial plc's calendar in relation to trading results and dividends in 2003 as follows

1. **2002 PRELIMINARY RESULTS**

Announcement date	Thursday	27th February 2003

2. **2002 FINAL DIVIDEND**

Announcement date	Thursday	27th February 2003
Ex-Dividend date	Wednesday	7th May 2003
Record date	Friday	9th May 2003
Pay date	Friday	6th June 2003

3. **TRADING STATEMENT FOR THE FOUR MONTHS ENDING 30th APRIL 2003**

Announcement date	Thursday	29 May 2003

4. **2003 ANNUAL GENERAL MEETING**

	Thursday	29th May 2003

5. **2003 INTERIM RESULTS**

Announcement date	Thursday	28th August 2003

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03 JAN 14 AM 8:07

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 2 Jan 2003
Number	6884F

02 January 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 31 December 2002 for cancellation the following Ordinary shares of 1p each:

119,936	At 214.8621p per share

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 31 Dec 2002
Number	6616F

31 December 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 30 December 2002 for cancellation the following Ordinary shares of 1p each:

50,000 At 214.6938p per share

END

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 30 Dec 2002
Number	6188F

30 December 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 27 December 2002 for cancellation the following Ordinary shares of 1p each:

1,130,000	At 212.9052p per share

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 27 Dec 2002
Number	5798F

27 December 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 24 December 2002 for cancellation the following Ordinary shares of 1p each:

71,187 At 211.8935p per share

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 24 Dec 2002
Number	5397F

24 December 2002

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 23 December 2002 for cancellation the following Ordinary shares of 1p each:

718,000 At 210.0362p per share

END

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